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WRITER'S DIRECT

(212)-450-6833

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02055814

File No. 82-5134

November 5, 2002

RECD S.E.C.
NOV - 6 2002
1086

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Móviles Perú Holding S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information:

1. English summary of the following document: Letter to the CONASEV dated October 24, 2002 relating to Relevant Facts.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

dlw 11/18

Very truly yours,

Karla Arias

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Julia Maria Morales Valentin (w/ enclosure)

File No. 82-5134

English Summary for Telefónica Móviles Perú Holding S.A.A.

–Letter to the CONASEV dated October 29, 2002:

Letter to the CONASEV relating to the unification of class shares adopted by the Board of Shareholders of Telefonica Moviles Peru Holding S.A.A. and subsidiaries as well as setting the date of November 19 as the day that Class A-1 shares are to be converted and registered as Class B shares.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

<u>GGR-135-A-0348-2002</u>
Lima, 29 de octubre de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA DE
EMPRESAS Y VALORES –CONASEV-
<u>Presente.-</u>

Ref.-Hecho de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en el artículo 28° de la Ley del Mercado de Valores y en la Resolución CONASEV N° 307-95-EF/94.10, hacemos de su conocimiento el siguiente ***Hecho de Importancia:***

En ejecución del acuerdo de unificación de clases de acciones adoptado por la Junta General de Accionistas de Telefónica Móviles Perú Holding S.A.A. y habida cuenta del reciente deslistado de acciones de Clase C de la Rueda de Bolsa de la Bolsa de Valores de Lima, cumplimos con fijar el 19 de noviembre próximo como fecha de registro y canje para la conversión de acciones de Clase A-1 en acciones de Clase B y para el cambio de nomenclatura de estas últimas por acciones comunes de la Sociedad.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Secretaria del Directorio de
Telefónica Móviles Perú Holding S.A.A.